UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act Of 1934

EWRX INTERNET SYSTEMS, INC.
(Name of Issuer)

COMMON STOCK, $0.001 Par Value per Share
PREFERRED STOCK, $0.01 Par Value per Share
(Title of Class of Securities)

 ______________
(CUSIP Number)

EWRX Internet Systems, Inc.
25 Fordham Drive
Buffalo, New York 14216
(716) 698-1972
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With copies to:
Gregg E. Jaclin, Esq.
Anslow & Jaclin, LLP
195 Route 9 South, Suite 204
Manalapan, NJ 07726
Tel. No.: (732) 409-1212
Fax No.: (732) 577-1188

July 3, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [   ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d -7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO: __________

(1)	Names of reporting persons

Fenglin Wang(1)
(2)	Check the appropriate box if a member of a group (see instructions)	(a)	[ ]
		(b)	[X]
(3)	SEC use only

(4)	Source of funds (see instructions)

PF, OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	[ ]

(6)	Citizenship or place of organization

People’s Republic of China
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power

65,923,733shares of common stock
	(8)	Shared voting power

0
	(9)	Sole dispositive power

65,923,733 shares of common stock
	(10)	Shared dispositive power

0
(11)	Aggregate amount beneficially owned by each reporting person

65,923,733 shares of common stock
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)	[ ]

(13)	Percent of class represented by amount in Row (11)

65.92%
(14)	Type of reporting person (see instructions)

IN

(1)

Mr. Fenglin Wang may be deemed to beneficially own 923,733 shares of common stock held by International Dianliandian Shops Network Science & Technology Corporation. Mr. Fenglin Wang is the owner and President, Chief Executive Officer and Chairman of International Dianliandian Shops Network Science & Technology Corporation and thus has voting and dispositive control over securities held by it.

ITEM 1. SECURITY AND ISSUER.

          This statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.001 per share (the “Common Shares”), of EWRX Internet Systems, Inc., a Nevada Corporation (the “Company”). The principal executive office of the Company is located at 25 Fordham Drive, Buffalo, New York 14216.

ITEM 2. IDENTITY AND BACKGROUND.

          The name of the person filing this statement is Fenlin Wang who is hereinafter sometimes referred to as the “Reporting Person.” The Reporting Person’s business address is 25 Fordham Drive, Buffalo, NY 14216.

          The principal occupation of the Reporting Person is serving as President and Chairman of the Board of the Company. The Reporting Person is a citizen of the People’s Republic of China.

          During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In addition, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years which would make it subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          On July 3, 2012, pursuant to a stock purchase agreement the Reporting Person along with other purchaser acquired an aggregate of 75,923,733 shares of common stock of the Company from Qing Price and Navitex Canada, Inc., an Ontario, Canada corporation, for a total purchase price of $240,000.

ITEM 4. PURPOSE OF TRANSACTION.

          The Reporting Persons does not have a present intention to participate in any plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer, or the disposition of any securities of the Issuer, (b) an extraordinary corporate action, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer’s business or corporate structure, (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended or (j) any action similar to those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)

The aggregate number of shares of common stock of the Company that are beneficially owned by the Reporting Person is 65,923,723, which represents 65.92% of the outstanding shares of the Company’s common stock.

(b)	The Reporting Person has the sole power to control the vote of, and dispose of, all of such beneficially owned shares of the Company’s common stock.

(c)

Other than the acquisition of the shares of the Company’s common stock as reported in this Statement, the Reporting Person did not effect any transactions in the common stock of the Company in the past sixty (60) days.

(d)	Not applicable.

(e)	Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Other than as described herein, there are no contracts, arrangements, understandings or relationships between the Reporting Person and such persons and any person with respect to any securities of the Company.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

          The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit
99.1	Stock Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on July 23, 2012 by the Company with the Securities and Exchange Commission).

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: September 18, 2012

FENGLIN WANG
/s/ Fenglin Wang